SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                 AMENDMENT NO. 10
                                       TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           WESTELL TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
                    Class B Common Stock, par value $0.01 1/
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  957541-10-5 (Number for Class A Common Stock)
--------------------------------------------------------------------------------
                                  CUSIP Number

                    December 31, 2006 (end of calendar year)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


--------
1/ Although not registered under Section 12 of the Securities Exchange Act of 1934, as amended, Class B Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.

CUSIP NO. 957541-10-5

1. NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Melvin J. Simon

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (A) X
                  (B)

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION United States

       NUMBER OF           5.     SOLE VOTING POWER

        SHARES                              1,042,569 shares of Class B Common
                                            Stock at December 31,2006
                                            470,026 shares of Class A Common
                                            Stock at December 31,2006 (including
                                            options to purchase shares that are
                                            exercisable within 60 days of
                                            December 31, 2006)

     BENEFICIALLY          6.     SHARED VOTING POWER

       OWNED BY                             61,506 shares of Class A Common
                                            Stock at December 31, 2006,
                                            13,699,302 shares of Class B Common
                                            Stock at December 31, 2006

         EACH              7.     SOLE DISPOSITIVE POWER

       REPORTING                            1,042,569 shares of Class B Common
                                            Stock at December 31, 2006
                                            470,026 shares of Class A Common
                                            Stock at December 31, 2006
                                            (including options to purchase
                                            shares that are exercisable
                                            within 60 days of December 31, 2006)

        PERSON             8.     SHARED DISPOSITIVE POWER

         WITH                               61,506 shares of Class A Common
                                            Stock at December 31, 2006,
                                            13,699,302 shares of Class B Common
                                            Stock at December 31, 2006

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            531,532 shares of Class A Common
                                            Stock (including options to purchase
                                            shares that are exercisable within
                                            60 days of December 31, 2006)

                                            14,741,871 shares of Class B Common
                                            Stock at December 31, 2006

10. CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

                               Page 2 of 9 Pages

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 51.8% the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

             Less than 1% of the outstanding shares of Class A Common Stock.

12. TYPE OF REPORTING PERSON: IN



                               Page 3 of 9 Pages

CUSIP NO. 957541-10-5

1. NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert C. Penny III

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (A) X
                  (B)

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION United States

       NUMBER OF           5.     SOLE VOTING POWER

        SHARES                    86,506 shares of Class A Common Stock at
                                  December 31, 2006 (including options to
     BENEFICIALLY                 purchase shares that are exercisable within
                                  60 days of December 31, 2006).
     OWNED BY
                           6.     SHARED VOTING POWER
        EACH
                                  13,699,302 shares of Class B Common Stock at
      REPORTING                   December 31, 2006

       PERSON              7.     SOLE DISPOSITIVE POWER

        WITH 86,506 shares of Class A Common Stock on December 31, 2006 (including options to purchase shares that are exercisable within 60 days of December 31, 2006).

                           8.     SHARED DISPOSITIVE POWER

                                  13,699,302 shares of Class B Common Stock at
                                  December 31, 2006

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  13,699,302 shares of Class B Common Stock at
                                  December 31, 2006

                                  86,506 shares of Class A Common Stock
                                  (including options to purchase shares that are exercisable within 60 days of December 31,
                                  2006)

                               Page 4 of 9 Pages

10. CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 47.8% the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

             Less than 1% of the Class A Common Stock.

12. TYPE OF REPORTING PERSON: IN


                               Page 5 of 9 Pages

Item 1(a)         NAME OF ISSUER:    Westell Technologies, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           750 North Commons Drive, Aurora, Illinois  60504

Item 2(a)         NAME OF PERSON FILING:

                  Robert C. Penny III and Melvin J. Simon

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           4343 Commerce Court, Suite 616, Lisle, Illinois 60532

Item 2(c)         CITIZENSHIP:   United States

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Westell Technologies, Inc. Class B Common Stock has four votes per share and automatically converts into Class A Common Stock (one vote per share) unless transferred to certain family members of Robert C. Penny III, Gary F. Seamans or Melvin J. Simon.

Item 2(e)         CUSIP NUMBER:

                  The CUSIP number of the Class A Common Stock is 957541-10-5. Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

Item 3            THE PERSON FILING THIS STATEMENT IS A:

                  This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b). Not Applicable.

Item 4            OWNERSHIP

                  (a)      Amount Beneficially Owned as of December 31, 2006:

                           Robert C. Penny III: 13,699,302 shares of Class B Common Stock and 86,506 shares of Class A Common Stock (including options to purchase shares of Class A Common Stock that are exercisable withint 60 days of December 31, 2006)

                           Melvin J. Simon: 14,741,871 shares of Class B Common Stock and 531,532 shares of Class A Common Stock (including options to purchase shares of Class A Common Stock that are exercisable within 60 days of December 31, 2006)

                  (b)      Percent of Class:

                           Robert C. Penny III:


                               Page 6 of 9 Pages

                           Approximately 47.8% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

                           Less than 1% of the outstanding shares of Class A Common Stock.

                           Melvin J. Simon:

                           Approximately 51.8% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

                           Less than 1% of the outstanding shares of Class A Common Stock.

                  (c) Number of shares as to which such person has as of
                      December 31, 2006:

                     (i) sole power to vote or to direct the vote:

                           Robert C. Penny III:      86,506 shares of Class A
                                                     Common Stock (including
                                                     options to purchase shares
                                                     that are exercisable
                                                     within 60 days of December
                                                     31, 2006)
                           Melvin J. Simon:          1,042,569 shares of Class B
                                                     Common Stock 470,026 shares
                                                     of Class A Common Stock
                                                     (including options to
                                                     purchase shares that are
                                                     exercisable within 60 days
                                                     of December 31, 2006)

                    (ii) shared power to vote or to direct the vote:

                           Robert C. Penny III:      13,699,302 shares of Class
                                                     B Common Stock.

                           Melvin J. Simon:          61,506 shares of Class A
                                                     Common Stock; 13,699,302
                                                     shares of Class B Common
                                                     Stock

                   (iii) sole power to dispose or direct the disposition of:

                           Robert C. Penny III:      86,506 shares of Class A
                                                     Common Stock (including
                                                     options to purchase
                                                     shares that are exercisable
                                                     within 60 days of December
                                                     31, 2006).
                           Melvin J. Simon:          1,042,569 shares of Class B
                                                     Common Stock 470,026 shares
                                                     of Class A Common Stock
                                                     (including options to
                                                     purchase shares that are
                                                     exercisable within 60 days
                                                     of December 31, 2006)

                    (iv) shared power to dispose or direct the disposition of:

                           Robert C. Penny III:      13,699,302 shares of Class
                                                     B Common Stock.


                                  Page 7 of 9 Pages

                           Melvin J. Simon:          61,506 shares of Class A
                                                     Common Stock
                                                     13,699,302 shares of Class
                                                     B Common Stock

Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Messrs. Penny and Simon beneficially own an aggregate of 13,699,302 shares of Class B Common Stock as Voting Trustees of a Voting Trust formed pursuant to the Voting Trust Agreement dated February 23, 1994, as amended (the "Voting Trust"), among Robert C. Penny III and Melvin J. Simon, as co-trustees, and certain members of the Penny family and the Simon family. As beneficiaries of trusts that are beneficiaries of the voting trust and the other trusts for which Mel Simon is trustee, Robert C Penny III, Marlene D. Foskett and Barbara J. Pruitt each have the right to receive more than 5% of the dividends with respect to the Class B Common Stock held in the voting trust.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Robert C. Penny and Melvin J. Simon, as co-trustees of the Voting Trust, may be deemed to have formed a group under Regulation 13D of the Securities Exchange Act of 1934, as amended. Please see the response to Item 6 above.

Item 9            NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

Item 10           CERTIFICATION:

                  Not applicable.


                               Page 8 of 9 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    Date:  February 14, 2007



                                                    /s/ Robert C. Penny III
                                                    -----------------------
                                                    Robert C. Penny III


                                                    /s/ Melvin J. Simon
                                                    -------------------
                                                    Melvin J. Simon























ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




                               Page 9 of 9 Pages